INVEST IN **TEAM TOPIA**

Exceptional Team & League Management Platform—Expanding to Serve Every Sport





Highlights

1. 🏆 #1 Online Platform for US Summer/Rec Swim Teams
2. 💰 1,800+ Customers and $1 Million+ Annual Revenue Run Rate
3. 🚀 With only $630K in Funding, Launched 3 Products & Acquired a Competitor
4. 📈 Insanely Low Churn: Less than 2% per Year
5. ❤️ Customers Love Us: 4.8/5 App Store Ratings, +74 Net Promoter Score, 85%+ Trial Conversion

5. ❤️ Customers Love Us: 4.8/5 App Store Ratings, +74 Net Promoter Score, 85%+ Trial Conversion

6. ⭐ Management Team Includes Former Tech Leader of World-Renowned Design Firm and a 3-Time Olympian

Our Team



Mason Hale

Mason has been leading teams creating innovative software products for over 20 years. Previously, as Chief Technologist of Frog Design, he led the creation web and software solutions for clients including Microsoft, Disney, T-Mobile, and many others.



Elli Overton

Elli is a three-time Australian Olympic Swimmer, and graduate of the Haas School of Business at UC Berkeley. One of Team Topia's first full time employees, she has been instrumental in growing the customer base from 50 to 1,800+.



Chris Bonser

Chris loves leading teams to build software which delights its users. He has been the solo developer for shoestring budget startups and the project lead for multi-million dollar projects at a Fortune 500 company.



Tracy Nelson

At Team Topia Tracy combines her previous experience as a business owner, manager, and consultant with her love of sports. Helping ensure the success of our customers, Tracy oversees the Customer Happiness team and Help Center.

Why Team Topia?

Team Topia creates software to manage sports leagues, teams, and competitions. Our flagship product, SwimTopia, is the #1 online platform for US Summer/Rec swim teams with over 1,800 customers and on-track to generate over $1 million in revenue in 2021.

While we have started with a focus on the swimming market, our ambitions have always been much bigger—to serve a very wide range of sports and activities. By starting with swimming and diving, we are well-positioned to create a robust and extensible platform to support the hundreds of "niche" sports that collectively make up a majority of the global $5 billion sports software market.

We are raising investment via Wefunder to expand into new markets. With the funds raised we expect to (1) significantly expand our foothold in the year-round/club and international swim market segments, (2) gain meaningful traction in additional sports, (3) more than double our revenue, and (4) raise a Series A investment round, converting notes raised in this campaign to equity, within the next two years.*

TRACTION & TRACK RECORD

Team Topia has a history of being extremely capital efficient and creating tremendous value for customers with a surprisingly small team and few resources.

By 2019, with just $630K in funding, Team Topia had successfully launched 3 products and acquired a competitor.


Complete Product Suite for Swimming
FOR TEAMS & LEAGUES
SwimTopia
Meet Maestro
FOR PARENTS
SwimTopia MOBILE
Web-based Team Management
• Online Registration
• Volunteer Management
• Website & Communications
• Meet Lineups & Relay Selection
Revolutionary Meet Management
• Entry Import & Seeding
• Capture Times & DQs
• Timing System Integration
• Scoring, Awards & Reports
Essential App for Swim Parents
• Team Communications
• Current Event + Heat
• Upcoming Swim Reminders ($)
• Live Meet Results & Scores ($)

Team Topia provides a complete end-to-end solution for competitive swim teams including:

- SwimTopia – Web-based team management with a dizzying array of

features, including online registration to join a team, volunteer commitment tracking, simple drag & drop website updates, and email and push notifications. Plus features specific to event-based sports like per-athlete event entries and automated relay selections. SwimTopia also provides a host of features that **ease management of whole leagues**, a capability that has encouraged dozens of swim leagues to adopt SwimTopia for all their member teams.

- **Meet Maestro** – Our revolutionary software to run swim meets is exceptionally intuitive and efficient. It is meant to run on the pool deck and integrates with various timing systems to collect times and DQs to score events and generate awards and other reports. It replaces archaic software that has been the dominant solution for swim meet management since the 1990's. While we still have work to do to fully replace the incumbent solution, we've been thrilled by how quickly teams and leagues have been switching to —and loving—Meet Maestro.
- **SwimTopia Mobile** – Our parent-focused companion mobile app provides easy access to team calendars, volunteer commitments, and complete swim histories for their kids. With push notification alerts, our mobile app is a vital communication tool for teams to notify parents of practice cancellations or meet delays. On meet days, our unique Live Bar feature broadcasts the current event and heat to keep meets running smoothly and to help parents avoid missing their kid's races. With a premium Pro subscription, mobile app users can unlock full heat sheets, live meet results and scores, and proactive upcoming event reminders so they'll never miss a swim again.

All the products in our portfolio complement each other, thus encouraging users of one product to adopt the other products to maximize the value they receive from our platform. This encourages "network effects," where it is more convenient for teams using our software if other teams they compete with also use Team Topia software. This dynamic encourages positive word-of-mouth and viral spread of our products, as our customers encourage more and more teams to try our software.

A word-of-mouth strategy will only be effective if customers are overwhelmingly satisfied with the products and services being delivered. As a company, we are intently focused on delivering high quality products and excellent customer service. By every measure, Team Topia has very, very happy customers.


Customers ❤ Team Topia
SwimTopia 4+
Swim team and meet companion
Team Topia Inc
Designed for iPad
4.8 • 1.6K Ratings
"Parents love the app... Several parents are lobbying for "Soccertopia" to be your next product."
Sandy Avery, Greater Annapolis Swim League
"SwimTopia seemed almost too good to be true but it lived up to every expectation."
Doug Grebe, Kenwood Swim Club
"A fantastic experience... we are really excited to keep using Meet Maestro in the future!"
Shea Henderson, Woodneath Whitecaps
BY THE NUMBERS
4.8/5 App Store Ratings
+74 Net Promoter Score
80%+ Sales from Referral
85%+ Trial→Paid Conversion
<2% Annual Churn Rate

The satisfaction of our customers is evidenced by the very high ratings of our products on mobile app stores and major app review sites, typically 4.8/5 or better and consistently higher than the ratings of our competitors.

Happy customers are also loyal customers. As a result, we enjoy an insanely low level of churn for a SaaS product, averaging less than 2% per year. Once a team or league signs up for our service, it is exceedingly rare for them to cancel, and rarer still for them to switch to a competitor. Of the few teams who have switched to a

still for them to switch to a competitor. Of the few teams who have switched to a competitor, several later returned to become our customers again. In fact, 100% of customers who joined in our first two years of operation are still Team Topia customers today.

MASSIVE OPPORTUNITY FOR GROWTH

There is huge potential for Team Topia to grow in two distinct stages: (1) expanding our existing foothold in the year-round/club and international swimming markets and (2) extending from that base to serve many additional sports, most notably timed sports like track and field and cross-country running, and judged sports like gymnastics and cheerleading.


US Swimming & Diving Market
SUMMER/REC
Neighborhood Summer Fun
17K Teams • ~2M Athletes
$500M Transaction Volume
• Highly seasonal
• Volunteer-run
• Non-profit
HIGH SCHOOL
Teenage Competition
10K Teams • 300K Athletes
$13M Transaction Volume
• Seasonal
• Run by coach or booster club
• Budget constrained
YEAR-ROUND/CLUB
NCAA/Olympic Track
3K Teams • 350K Athletes
$770M Transaction Volume
• Operate year-round
• Coach-run
• Frequently for profit
SwimTopia #1 Online Platform
NOT YET LAUNCHED

The US Swimming & Diving market is divided into 3 main market segments:

- **Summer/Recreational** – comprising roughly 75% of the market with an estimated 2 million participants, these are neighborhood, municipal, and country club swim programs typically for kids ages 5–18 and hosting meets between May and July. SwimTopia is currently the #1 online platform for this market segment.
- **High School & Middle School** – these are school-affiliated teams with some 300 thousand swimmers and divers in the US. SwimTopia has significant traction in this market segment, but also plenty of room to grow.
- **Year-Round/Club** – these teams attract the most serious athletes, typically ages 7–18 and who compete in one or two meets per month, all year long. These teams are usually affiliated with USA Swimming and are frequently coach-run, for-profit businesses. Because these teams operate year-round and have more demanding feature requirements, they are willing to pay higher SaaS subscription rates. Additionally, the high transaction volume makes transaction fees a major revenue stream for this segment. Because we don't yet provide the billing and invoicing features needed by most of these teams, Team Topia does not yet market to this segment and currently has a handful of year-round swim team customers.

By developing features to cater to the year-round/club segment, and selling and marketing to these teams, Team Topia has the near-term potential to more than double its revenue. We regularly field inbound requests from year-round/club teams disappointed with existing team management systems and who are looking for a better alternative. Given the pent-up demand in this segment, we expect to roll up market share rapidly once we start marketing and selling to these teams.

While the opportunity exists to grow by much more than 10x just within the swim & dive market, a much bigger opportunity lies in expanding to support the hundreds of "niche" sports that make up a majority of the $5 billion per year global sports software market.

The global sports software market is big, fragmented, and filled with competitors. However, nearly all the attention is focused on the biggest four sports: basketball, baseball, soccer, and football. These four sports make up about one-third of the overall sports software market.

The remaining two-thirds is filled with dozens and dozens of smaller sports and activities—most of which have needs that are very different from those of the biggest sports. Because these needs are largely unmet, the majority of the global software market is not well-served by existing solutions, creating a huge opportunity for a company that can address the neglected needs of these organizations.

OUR TEAM

We have an exceptionally capable and experienced management team. Every member of our management team has prior experience founding and/or running a business.



Our Management Team
Mason Hale
CEO
• CTO, OneSpot
• Chief Technologist, Frog Design
• MS Engineering Management Univ. of Texas at Austin
Elli Overton
Sales & Marketing
• 3-time Olympian
• Former Head Coach
• Founder, SwimVersity
• Author/Speaker
• BS Business Admin. UC Berkeley
Chris Bonser
Engineering
• Development Manager, Khorus Software
• Co-founder, Summa Wealth Management
• Section Manager, AMD
• BS Elec. Engineering Purdue University
Tracy Nelson
Customer Success
• Former Head Coach
• Co-owner/Coach, Tri-Zones Training
• Consultant, Sterling Information Group
• BA Int'l Affairs Trinity University

Our Founder and CEO, **Mason Hale**, was previously the Chief Technologist of world-renowned design firm, **Frog Design**. During his eight years at Frog, Mason led the global digital technology group which spanned nine studios and created web, mobile, desktop and embedded software applications for clients including Microsoft, T-Mobile, Disney, General Electric, Dell, SAP, and many others.

Elli Overton, our Director of Sales and Marketing, was a 3-time Olympic swimmer for Australia. She was team captain for the UC Berkeley women's swim team while completing her business degree at the Haas School of Business. Elli worked in the nonprofit world, helping to raise millions of dollars for cancer survivors, before returning to her swimming roots and opening her own swim instruction business. She is the author of **Jay's Swimming Journey**, a children's book for young swimmers.

Team Topia is very fortunate to have the support of a stellar group of investors and advisors.



Investors & Advisors
Gordon Daugherty
President, Capital Factory
Director, Team Topia
Bryan Jones
Founder & Managing Dir. Strive & Solve Ventures
Director, Team Topia
Mark Metz
Founder & CEO, Relutech
Director, Team Topia
Kevin Cunningham
Founder, Sailpoint
Founder, Waveset
Peter Eckert
Founder & Chief Experience Officer, projekt202


CEO, Khorus
Chairman Emeritus, ATC
Founder & Managing
Director, SourceSpring
Director, Capital Factory
CTO, Alamo Drafthouse
Inbound Marketing
Consultant
Former VP Sales, Speedo
(Retired)

Team Topia is guided by an outstanding Board of Directors.

- **Gordon Daugherty** – Gordon is the co-founder and President of Capital Factory, the most active early stage investor and the center of gravity for entrepreneurs in Texas.
- **Bryan Jones** – A seasoned entrepreneur and startup executive, Bryan is also a former captain of the national champion University of Texas men's swim team, and a former world and American record-holder.
- **Mark Metz** – Mark is a serial-entrepreneur with 3 previous nine-figure exits. Mark is a strong supporter of the Atlanta business community and founder of the 22TechPark startup incubator. Mark was also 2-time Southern Conference swimmer of the year and an Olympic Trials qualifier.
- **Mason Hale** – Our founder and CEO.

By participating in this campaign, you too can join the ranks of these exceptional Team Topia investors and advisors.

SUMMARY


Investment Details
DEAL TERMS
USE OF FUNDS
OVER 24 MONTHS
RESULTS
EXPECTED WITHIN 24 MONTHS*
CONVERTIBLE NOTE
Up to $1.07M
DISCOUNT RATE
20%
INTEREST RATE • TERM
4% • 3 years
PRODUCT DEVELOPMENT
$800K
MARKETING & SALES
$195K
WORKING CAPITAL
$75K
ENTER NEW MARKETS
US Year-Round/Club
Int'l Swimming
Additional Sports
ANNUAL RECURRING REV
$2M+
READY FOR SERIES A
* Forward-looking projections cannot be guaranteed.

The funds raised via this campaign will be used primarily to grow our product development team, enabling us to update our 3 products more quickly and efficiently. As we launch into new markets, a significant portion of the funds is earmarked for sales and marketing efforts.

The investment raised by this crowdfunding campaign will enable us to more quickly expand our existing foothold in the year-round/club and international swimming market segments and to take our first meaningful steps to serve additional sports. With the expected resulting boost in growth and revenue, and with proven traction beyond swimming, we will be well-positioned to raise a Series A round of $5 million+ to aggressively pursue our multi-sport Team Topia strategy.*

There are a wide range of potential exit opportunities, including acquisition or a public offering. Please be advised that investors should expect to wait several years before a liquidity event. We are simultaneously committed to delivering an exceptional return to our investors, serving the needs of our customers, and providing for our employees.


Wefunder Investment Perks
$500 SwimTopia Premium T-Shirt


$2,500 Laser-etched Stainless Steel Tumbler
$5,000 SwimTopia PRO Lifetime Subscription
$10,000 Quarter-zip Pullover
$25,000 1 hour video call with CEO
(Optional) listed as investor on website
Perks are cumulative. Higher tiers receive all the perks of lower tiers.

Investors in this campaign will receive the valuable perks listed above associated with the their level of investment. We look forward to welcoming many existing Team Topia customers as investors, and we want to show our appreciation for their grassroots support with SwimTopia, Meet Maestro, and Team Topia branded apparel and gear they'll be proud to wear and use.

*** Projections of future results are not guaranteed.**